1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2007.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 27, 2007	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

CHANGE OF CANDIDATE FOR APPOINTMENT OR
RE-ELECTION AS DIRECTOR AND
AMENDMENT TO THE PROPOSED RESOLUTION NO.6 OF
THE NOTICE OF ANNUAL GENERAL MEETING
RELATING TO DIRECTOR CANDIDATES

The Board makes this announcement to provide the investors with information regarding the changes of candidates for appointment or re-election as a Director since the despatch of the Notice of Annual General Meeting dated 26 March 2007 and the 2006 annual report of the Company on 26 March 2007. The Board announces the following amendments with regard to the proposed Resolution No. 6 relating to Director candidates to be voted upon at the Annual General Meeting:

(i)     Mr. Zhang Chengzhong will not offer himself for re-election and re-appointment as an executive Director; and

(ii)    Mr. Liu Xiangmin will be available for election as an executive Director.

AMENDMENTS TO THE PROPOSED RESOLUTION NO. 6 OF THE NOTICE OF ANNUAL GENERAL MEETING

The board of directors of the Company (the "Board") makes this announcement to provide the investors with information regarding the changes of candidates for appointment or re-election as Directors since the despatch of the Notice of Annual General Meeting dated 26 March 2007 and the 2006 annual report of the Company on 26 March 2007. The Board announces the following amendments with regard to the proposed Resolution No.6 relating to the candidates of the directors of the Company (the "Directors") to be voted upon at the forthcoming Annual General Meeting to be held on 18 May 2007 (the "Annual General Meeting"):

(i)	Mr. Zhang Chengzhong will not offer himself for re-election and re-appointment as an executive Director; and

(ii)	Mr. Liu Xiangmin will be available for election as an executive Director.

Save for the changes in the Director candidates set out above, there are no other changes which the Board would like to draw the Shareholders' attention to. The remaining resolutions to be voted upon at the Annual General Meeting remain unchanged.

Mr. Zhang Chengzhong

The Board was informed that due to other work-related arrangement, Mr. Zhang Chengzhong, an executive Director and a Vice President of the Company, will not be available for re-election and re-appointment at the Annual General Meeting and his services as a Director will end upon the conclusion of the Annual General Meeting. Mr. Zhang has confirmed with the Board that there is no other matter which needs to be brought to the attention of the Shareholders or The Stock Exchange of Hong Kong Limited (the "Stock Exchange") upon his resignation.

The Board would like to take this opportunity to thank Mr. Zhang for his guidance and leadership in the growth of the Company and his contribution to the Company during his term of service.

Mr. Liu Xiangmin

The Board announces that Mr. Liu Xiangmin, who is a Vice President of the Company, will be nominated for appointment as an executive Director at the Annual General Meeting.

Mr. Liu Xiangmin, 45, is a Vice President of the Company and has been employed by the Company since 2001. Mr. Liu graduated from Central South Institute of Mining majoring in non-ferrous metal science and has also obtained a Doctorate degree in Metallurgy Engineering. He is a professor-grade senior engineer and has extensive professional experience in the fields of non-ferrous metals metallurgy and corporate management. Mr. Liu previously served as a Deputy Head and then the Head of the Alumina branch of Zhongzhou Aluminum Plant, a Deputy Head of Zhongzhou Aluminum Plant, and the General Manager of Zhongzhou Branch of the Company.

Mr. Liu does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. Mr. Liu has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Liu will enter into a service contract with the Company after his appointment became effective. The length of service will be for three years from the date of appointment. Mr. Liu's annual emolument will be decided by the Board and its remuneration committee after the appointment of Mr. Liu as a Director becoming effective.

As far as the Directors are aware and save as disclosed above, Mr. Liu did not hold any directorships in other public listed companies in the last 3 years.

Save as disclosed herein, the Board is not aware of any other matters relating to the above appointment that need to be brought to the attention of the Shareholders nor any information to be disclosed pursuant to any of the requirements of paragraphs (h) to (v) of Rule 13.51(2) of The Rules Governing the Listing of Securities on the Stock Exchange.

GENERAL INFORMATION

A notice convening the Annual General Meeting to be held at 10:00 a.m. on Friday, 18 May 2007 at the Conference Room at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China, was despatched to the Shareholders on 26 March 2007.

In light of the above amendments to the Notice of Annual General Meeting, on 27 April 2007, the Company will despatch to its Shareholders a circular setting out details regarding the proposed amendments to Resolution No. 6 to be voted upon at the Annual General Meeting and the proposed changes to the Director candidates for appointment and re-election. It is enclosed in such circular a revised proxy form for use at the Annual General Meeting to be completed, signed and returned by the Shareholders in accordance with the instructions printed thereon. The form of proxy despatched together with the 2006 Annual Report of the Company will be superseded by the revised form of proxy.

By order of the Board of Directors of Aluminum Corporation of China Limited* Liu Qiang Company Secretary

Beijing, 26 April 2007

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan. Mr. Chen Jihua and Mr. Zhang Chengzhong (Executive Directors); Mr. Joseph C. Muscari and Mr. Shi Chungui (Non-executive Directors); Mr. Poon Yiu Kin, Samuel, Mr. Wang Dingzuo and Mr. Kang Yi (Independent Non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China 100088
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary